43rd J.P. Morgan Healthcare Conference Prof. Ugur Sahin, M.D. CEO & Co-founder 14 January 2025 9:00 – 9:40 AM PST Exhibit 99.2

This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss), particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications, potential combination approaches, and estimated addressable patient populations; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; BioNTech’s acquisition of Biotheus, which is subject to customary closing conditions, including regulatory approvals; the impact of BioNTech’s acquisition of Biotheus upon closing; collaboration and licensing agreements; and BioNTech’s estimated cash balance. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; products and/or product candidates that may compete with BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 2 A glossary of defined terms can be found at the end of the presentation.

3 Building a Global Immunotherapy Powerhouse Translating Science into Survival

2024 Accomplishments Position Us for Success in 2025

Oncology Portfolio	Advanced oncology portfolio into late stage with 15 ongoing Phase 2 and Phase 3 trials
BNT327/PM8002[1]	Presented multiple datasets for BNT327[1] and announced pivotal trials targeting unmet needs in SCLC, TNBC, and NSCLC
Corporate Development	Strengthened position by planned Biotheus acquisition[2]: Securing global control of BNT327[1] and expanded pipeline and in-house immunotherapy capabilities
COVID-19[3] and Infectious Disease Vaccines	Maintained leading COVID-19[3] market share globally (>50%) underscoring competitive strength and progressed early-stage infectious disease pipeline
Cash Balance[4]	Strengthened balance sheet through strong financial performance, reinforcing long-term growth potential: **~€ 17.4 bn** total cash and cash equivalents plus security investments[4]

1. BNT327/PM8002 partnered with Biotheus. In this presentation, BNT327/PM8002 will further be referred to as "BNT327"; 2. Expected to close in Q1 2025, subject to satisfaction of customary closing conditions, including regulatory approvals; 3. Partnered with Pfizer; 4. Preliminary, unaudited figure; consists of cash, cash equivalents and security investments, as of December 31, 2024.

4

BIONTECH

We Have Unique Capabilities to Build Tomorrow’s Personalized Precision Medicines 5 . Deep genomics & immunology expertise to analyze patient data Individualized treatment platforms to address inter-individual variability AI-infused, digitally-integrated target & drug discovery and development Automated in-house manufacturing to serve patients on time and globally Tailored on-demand immunotherapies Off-the-shelf drugs Targeted therapies Immunomodulators mRNA cancer immunotherapies Clinical samples Therapeutic modalities Inter- individual variability Personalized Omics

Our Leading Scientific Capabilities are Fueled by AI to Pioneer Personalized Immunotherapies

Personalized immunotherapy

iNeST[1]: Personalized immunotherapy platform utilizing AI to create therapies unique to each patients' tumor

- 4 ongoing trials
- >450 patients treated[2]
- 18,000 neoantigens selected[2]

Computational extension of immunotherapy target space[3]

Semi-automated manufacturing capabilities for iNeST[1]

BIONTECH


AI

InstaDeep

AI empowered bio-engineering

Development of novel DeepChain platform combining cutting-edge AI and bio-engineering

Optimization of mRNA design & structure

Automated dry-wet lab to enhance discovery capabilities

In-house supercomputing cluster is among worldwide top 100[4]

1. Partnered with Genentech, a member of the Roche Group. 2. From trials BNT122-01, GO39733, GO40558 and ML41081; 3. Castle et al. 2011 Cancer Res; 4."Top 500, The List", June 2023.

6

BIONTECH

We are Uniquely Positioned to Combine Approaches to Transform Cancer Care


Immunomodulators
Novel checkpoint inhibitors
cytokines, immune agonists
Synergy
Synergy
Space for curative approaches
Targeted therapies
ADCs, CAR-T, Ribomabs
Synergy
mRNA cancer immunotherapies

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer vaccines
- Focus on HER2, HER3, TROP2, B7H3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

7
BIONTECH

Our Unique Pipeline Has the Potential for a Curative Approach to Cancer



Immunomodulators
BNT327[3]
Anti-PD-L1 / Anti-VEGF
BNT312/ GEN1042[5]
Anti- CD40 / Anti-4-1BB
BNT314/ GEN1059[5]
Anti-EpCAM / Anti-4-1BB
BNT151 BNT152 BNT153 Ribo-cytokines
IL2, IL7
BNT315/ GEN1053[5]
Anti-OX40
BNT316/ ONC-392[6]
Anti-CTLA4
Targeted therapies
BNT323/ DB-1303[1]
Anti-HER2 ADC
BNT324/ DB-1311[1]
Anti-B7H3 ADC
BNT325/ DB-1305[1]
Anti-TROP2 ADC
BNT326/ YL202[2]
Anti-HER3 ADC
BNT211 CAR-T
Anti-CLDN6 CAR-T
BNT141 BNT142 Ribomabs
Anti-CLDN6 Anti-CLDN18.2
Immunomodulators
Synergy
Synergy
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy
mRNA cancer immunotherapies
iNeST[4] Fully Individualized
FixVac Off-the-shelf mRNA

Partnered with 1. DualityBio; 2. MediLink; 3. BNT327/PM8002 partnered with Biotheus; 4. Genentech, a member of the Roche Group; 5. Genmab; 6. OncoC4

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BIONTECH

Our Priorities are Novel mRNA Cancer Immunotherapy and Next-Generation IO-Backbone

Priority Pan-tumor Programs

Novel mRNA cancer immunotherapy

FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and mutations

Our next-generation IO-backbone

PD-L1/VEGF-A antibody BNT327[2]

Potential to become the next-generation IO-backbone

Clinical stage candidates for combination therapy

- IO molecules
- mRNA immunotherapies
- ADCs
- Cell and gene therapies

Resected cancers (adjuvant, ctDNA+) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

Addressing the full continuum of cancer across different stages

1. Partnered with Genentech, a member of the Roche Group; 2. BNT327/PM8002 partnered with Biotheus.

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BIONTECH

BNT327 as Potential Next-Generation IO-Backbone

Priority Pan-tumor Programs

Novel mRNA cancer immunotherapy

FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and mutations

Our next-generation IO-backbone

PD-L1/VEGF-A antibody BNT327[2]

Potential to become the next-generation IO-backbone

Clinical stage candidates for combination therapy

- IO molecules
- mRNA immunotherapies
- ADCs
- Cell and gene therapies

Resected cancers (adjuvant, ctDNA+) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

Addressing the full continuum of cancer across different stages

1. Partnered with Genentech, a member of the Roche Group; 2. BNT327/PM8002 partnered with Biotheus.

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BIONTECH

BNT3271: Data from 750 Patients Across Multiple Indications Highlight the Potential to Establish a New Standard of Care 11 10+ indications studied2 >750 patients enrolled 20 clinical trials ongoing or planned 3 global potentially registrational trials Clinical activity across indications Including SCLC, NSCLC, TNBC, HCC, MPM and others Including studies in 1L or 2L with SoC CTx and novel combinations Focus on 1L TNBC, SCLC, and NSCLC 1.BNT327/PM8002 partnered with Biotheus; 2. Indications included in Ph2a: NSCLC, mucosal melanoma, renal cell carcinoma, endometrial cancer, cervical cancer, platinum resistant ovarian cancer.

Cooperative effect linking PD-L1 and VEGF binding Blocking of PD-L1 signaling Neutralization of VEGF TME Targeting by anti-PD-L1 BNT3271 PD-L1/VEGF PD-1/VEGF bispecifics Dual targeting of TME Anti-PD-L1 Anti-VEGF YES YES YES YES NO YESYES YES 1. BNT327/PM8002 partnered with Biotheus; TME: Tumor Microenvironment Differentiation of BNT3271 by Binding to PD-L1 Allows Targeting to Tumor Site 12 BNT3271 VEGF targeted PD-L1 inhibition PD-L1 targeted VEGF neutralization

BNT3271 + chemo in 1L TNBC, Y. Meng et al. Presented at ESMO 2024. Presentation 384MO BNT3271 May Drive Clinical Benefit Irrespective of PD-L1 Status 13 76.9% 56.3% 100.0% ORR Objective response rate BNT3271 has the potential to become a backbone IO therapy for significant patient populations currently not addressed by existing IO therapies PD-L1 negative2 PD-L1 low2 PD-L1 high2 -100 -80 -60 -40 -20 0 20 -100 -80 -60 -40 -20 0 20 -100 -80 -60 -40 -20 0 20 1.BNT327/PM8002 partnered with Biotheus; 2. PD-L1 status in TNBC: negative= CPS<1; low= 1≤CPS<10; high= CPS10 Waterfall plotsPD-L1 status

In 1L TNBC BNT3271 with CTx Shows Encouraging Efficacy Irrespective of PD-L1 Status 14 1. BNT327/PM8002 partnered with Biotheus; 2. PD-L1 testing was not done in 4 patients (not shown): ORR: 75.0% and mPFS 14.0 months. CPS  10 9 9 9 9 8 7 7 7 6 3 2 0 1  CPS < 10 16 16 16 16 15 13 12 9 8 6 4 2 1 CPS < 1 13 13 13 12 11 10 9 9 8 7 4 1 0 ITT 42 42 42 41 38 34 32 29 26 20 12 3 1 Phase 1b/2 Study (NCT05918133): Interim overall survival (BNT3271 + Nab-Paclitaxel): Jiong Wu et al. Presented at SABCS 2024; Abstract number: SESS-3600 Poster number: PS3-08 0 2 4 6 8 10 12 14 16 18 20 22 24 Follow-up time (months) P ro b a b il it y o f O S 1.0 0.8 0.6 0.4 0.2 0.0 50% + ITT CPS < 1 1  CPS  10 CPS  10 Censored Overall survival: Kaplan-Meier plot Variable ITT2 PD-L1 CPS<1 PD-L1 1≤CPS<10 PD-L1 CPS≥10 Population (n) 42 13 16 9 ORR % 73.8 76.9 56.3 100.0 DCR % 95.2 100.0 93.8 100.0 mPFS (mo) 13.5 18.1 14.0 10.8 12-mo OS rate % 80.8 76.9 80.8 77.8 15-mo OS rate % 78.1 76.9 72.7 77.8 18-mo OS rate % 69.7 76.9 64.6 55.6 BNT3271 18-mo OS rate of 69.7%. mOS not yet mature in ITT population.

Broad Combination Strategy Across Indications Aiming to Establish Next-Generation IO-Backbone

Anti-PD-(L)1 approved

Anti-PD-(L)1 therapy addresses

~1.5 M

new cancer cases
in the US and EU annually
with medical need remaining
high (5-year survival < 50%)[1]



CRC (MSI-H)
Gastric
HCC
TNBC PD-L1 >10%
HNSCC/nasopharyngeal
Endometrial
RCC
Melanoma
Lung
Anti-VEGF
Anti-PD-L1
Breast (non TNBC)
TNBC PD-L1 <10%
CRC (MSS)
EGFRmut NSCLC
Pancreatic
Ovarian
GBM

US and EU Cancer Incidence[2]

Anti-PD-(L)1 not approved

>1.4 M

estimated new cancer cases
in the US and EU annually
that cannot be addressed
by current IO therapies

1. NCI SEER https://training.seer.cancer.gov/index.html. 2.US incidence source: NIH and American Cancer Society data EU incidence source: European Cancer Information System

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BIONTECH

Accelerating Our Global Clinical Development Program for BNT327[1]

Explore potential of BNT327[1] in three waves of focused development

1 Establish

Ongoing

- Phase 2 in TNBC
- Phase 2 in SCLC
- Phase 2/3 in NSCLC
- Phase 3 in SCLC

Planned

- Phase 3 in TNBC for 2025

2 Combine

Ongoing

- Phase 1/2 with BNT325/DB-1305[2] (TROP2) in solid tumors

Planned

- Phase 1/2 with BNT323/DB-1303[2] (HER2)
- Phase 1/2 with BNT324/DB-1311[2] (B7H3)
- Phase 1/2 with BNT326/YL202[3] (HER3)
- Additional combinations in 2025 and beyond

3 Broaden

Current portfolio of 20+ clinical stage oncology assets in-house

- Combine with IO bispecifics
- Combine with cell therapies
- Combine with novel ADCs

BNT327[1] + novel: Broaden to further indications

BNT327[1] + ADC: Explore expansion to novel combinations with ADCs in high unmet need indications

BNT327[1] + chemo: Establish in combination with CTx in potential Fast-to-Market indications

1. BNT327/PM8002 partnered with Biotheus; Partnered with: 2. DualityBio; 3. MediLink.

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BIONTECH

BNT3271: Data Readouts Expected in 2025 17 1. BNT327/PM8002 partnered with Biotheus; 2. Partnered with DualityBio. Indication Target Population Regimen Phase Region SCLC 1L or 2L + chemo 2 Global TNBC 1L or 2L + chemo 2 Global Multiple solid tumors Multiple lines + BNT325/DB-13052 1/2 Global SCLC 1L + chemo 2 China SCLC 2L + chemo 2 China MPM 1L + chemo 2 China

BNT327 as Potential Next-Generation IO-Backbone

Priority Pan-tumor Programs

Novel mRNA cancer immunotherapy

FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and mutations

Our next-generation IO-backbone

PD-L1/VEGF-A antibody BNT327[2]

Potential to become the next-generation IO-backbone

Clinical stage candidates for combination therapy

- IO molecules
- mRNA immunotherapies
- ADCs
- Cell and gene therapies

Resected cancers (adjuvant, ctDNA+) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

Addressing the full continuum of cancer across different stages

1. Partnered with Genentech, a member of the Roche Group; 2. BNT327/PM8002 partnered with Biotheus.

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BIONTECH

Leveraging Our Leadership in mRNA to Fully Exploit Cancer Immunotherapy Target Space with Two Approaches



mRNA-lipoplex platform
iNeST[1]
individualized Neoantigen-Specific immunotherapy
Sahin et al., Nature 2017
Neoantigens
Individualized therapy
Castle et al., Cancer Res 2011
Individual patient samples (blood and tissue)
Artificial intelligence-driven neoantigen prediction
Individualized immuno-therapy
Mapping of mutations
On-demand tailored RNA manufacturing
Fixed Antigen Vaccine
FixVac
Multiple shared antigens
Off-the-shelf therapy
ANTIGEN 1
ANTIGEN 2
ANTIGEN 3
ANTIGEN 4
Fixed combination of shared tumor antigens[2]
Multi-antigen approach tailored to each indication
Strong vaccine-induced ex vivo CD8+T cell responses across different cancer types[3]

1. Partnered with Genentech, a member of the Roche Group. 2. Antigens vary across programs; 3. T cell responses analyzed by ex vivo multimer staining analysis in blood.

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BIONTECH

T Cell Neoantigen Recognition is Critical for Effective Anti-PD-1 Therapy

Mechanism of anti-PD-1 immunotherapy

Anti-PD1 therapy is most effective in an environment where T cells are already primed and able to recognize tumor-specific neoantigens

Only 1-2% of mutations trigger spontaneous neoantigen-specific immune responses, making anti-PD-1 less effective in tumors with lower mutation burden



Tumor types with frequent or moderate response to anti-PD1 therapy
Tumor types with rare or no response to anti-PD-1 therapy
Mutation / Tumor (nsSNVs)
10000
1000
100
10
1
Colorectal (MSI-H)
Skin
Lung (smoker)
Bladder
Esophagus
Stomach
Head and neck
Cervix
B-cell lymphoma
Kidney (papillary)
Colorectal (MSI-L/MSS)
Uterus (carcinosarcoma)
Kidney (clear cell)
Lung (non-smoker)
Liver
Glioblastoma
Pancreas
Breast
Ovarian
Adrenocortical
Prostate
Thyroid
Tumors with higher mutation burden
Tumors with lower mutation burden

Vormehr et al., Curr Opin Immunol 2016

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BIONTECH

Autogene Cevumeran[1] Induces Neoantigen Specific T cells in a Broad Range of Cancers

Neoantigen mRNA design



Encoded mutations
Single-stranded uridine-based mRNA
5′ UTR
3′ UTR
Cap analog
SEC
1
2
3
4
5
6
7
8
9
10
MITD
AAAA
RNA backbone
RNA backbone
Innate immune stimulation
Intrinsic TLR7/8 agonist
Antigen expression
Up to 20 neoantigens (2 decatopes)

Neoantigen specific T cell responses



Ex vivo T cell response
CRC
TNBC
Melanoma
UC
NSCLC
RCC
Other
10/11 (91%)
8/10 (80%)
8/11 (73%)
7/10 (70%)
11/16 (69%)
6/11 (54%)
14/21 (67%)
0 20 40 60 80 100
Proportion of patients
Vaccine response
No vaccine response
Solid: CPI naive
Hatched: CPI experienced
Preexisting clonotypes
De novo clonotypes
Negative enrichment
Positive enrichment
Baseline TCR clonotypes
Post-Induction TCR clonotypes (log10)

First-in-human study (NCT03289962) in advanced and metastatic solid tumors

Autogene cevumeran[1] monotherapy (n=30)

Combination with atezolizumab (n=183)

- Well tolerated safety profile
- Strong neoantigen responses across broad spectrum of cancers
- Poly-epitopic, long-lasting neoantigen specific responses (CD4+, CD8+) in 71% of patients
- Expansion of pre-existing neoantigen T cells as well as induction of de novo T cell responses
- Immune therapy-Induced T cells were found in biopsies of post-treatment tumor lesions

Lopez et al. Autogene cevumuran with or without atezolizumab in advanced solid tumors, a phase1 trial. Nature Medicine, 2025

1. Partnered with Genentech, a member of the Roche Group

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BIONTECH

Evaluating Autogene Cevumeran[1] in the Adjuvant Treatment Setting for Cancers of High Unmet Need

Rationale for adjuvant setting

Low tumor mass with residual cancer cells

Resistance mechanisms, clonal heterogeneity and immune suppression not fully established


Micrometastasis

Healthier immune system and uncompromised T-cell function

Unmet medical need

Colorectal Cancer

Median DFS for ctDNA+ stage 2 (high risk) and stage 3 CRC post adjuvant chemotherapy:
≈ 11 months
Reinacher-Schick et al., ASCO 2024

Randomized Phase 2 trial ongoing
Data update expected in late 2025 / early 2026

Pancreatic Ductal Adenocarcinoma

69−75% relapse rate within 5 years after adjuvant therapy[2,3]

Phase 1 trial completed and published
Randomized Phase 2 trial ongoing

Muscle-Invasive Urothelial Cancer (MIUC)

Significant number of patients relapse within 2 years after adjuvant nivolumab[4]

FPI in Dec 2024
Phase 2 study ongoing

1. Partnered with Genentech, a member of the Roche Group; 2 Jones et al., Journal of American Medical Association (JAMA) Surgery 2019; 3. Conroy et al., JAMA Oncology 2022; 4. Bajorin et al., 2021 New England Journal of Medicine (NEJM).

22

BIONTECH

Response to Autogene Cevumeran1 Correlates with Delayed PDAC Recurrence 23 1. Partnered with Genentech, a member of the Roche Group. Phase 1, investigator-initiated trial in resectable PDAC: 3-year follow-up data Balachandran et al., AACR 2024. #CT025 & Rojas et al., Nature 2023 Years At risk Responder 8 8 7 5 0 Non-responder 8 5 1 1 0 3-year median follow-up P = 0.007, HR: 0.14 (0.03-0.59) 0 20 40 60 80 100 0 1 2 3 4 Median RFS: Not reached Median RFS: 13.4 months R F S ( % ) Years Immune responder (n = 8) Immune non-responder (n = 8) Immunogenic Non-immunogenic No data N u m b e r o f n e o a n ti g e n s in a u to g e n e c e v u m e ra n 20 15 10 5 0 Patient Responders (n=8) Non-responders (n=8) 10 29 25 25 5 6 14 1 3 19 4 20 9 18 23 28 R0/R1 R0 R0 R0 R1 R0 R0 R0 R1 R0 R1 R0 R0 R0 R0 R0 R0 Half of all patients mounted neoantigen-specific de novo T cell responses against at least one vaccine neoantigen

DFS in patients who were ctDNA+ vs ctDNA- post surgery1 Reinacker-Schick. et al., ASCO 2024. Abstract #3526. 24 1. Patients who transferred to BNT122-01 (n=56) were excluded from this analysis. ctDNA- 741 489 402 295 187 120 64 30 6 1 0 ctDNA+ 55 33 22 15 8 4 2 1 0 P ro b a b il it y o f D F S Time, months 0.0 0.2 0.5 0.6 0.8 1.0 0 3 6 9 12 15 18 21 24 27 30 CRC Patients with Post-Surgery ctDNA Positivity Have Significantly Shorter DFS ctDNA+ vs ctDNA- • HR=13.06 • 95% CI: 7.39, 23.08 BNT000-001: A multi-site epidemiological study of ctDNA status in Stage II/III CRC patients after resection and prior to adjuvant chemotherapy (NCT04813627) Data cut-off March 15, 2024 Post-surgery ctDNA status can identify patients at high risk of disease recurrence (HR=13.06)

Vaccine-Induced T Cells are Long-Lived, Still Detected 1 Year After Last Vaccination with Autogene Cevumeran[1] in CRC Patients

Kinetics and persistence of T cell responses to immunotherapy-encoded neoantigens
Elez et. al., Biomarker sub-study results of Phase 2 trial (NCT04486378), ESMO-GI 2024.

Kinetics and durability of ex vivo T cell responses in individual patients (n=12)



24000
12000
8000
6000
4000
2000
0
Sum of IFN-γ spots per 10⁶ cells
0
75
200
400
600
800
Days since first vaccination
vaccination
P5
P13
P9
P2
P14
P12
P4
P1
P6
P8
P7
P3

Data cut-off March 15, 2024

- Autogene cevumeran[1] induced T cell responses in all patients
- Responses are polyepitopic; median of 3 vaccine-encoded neoantigens
- Almost all responses were detectable after 8 vaccinations
- All 12 patients included in the immunogenicity analysis were disease-free at data cut-off

1. Partnered with Genentech, a member of the Roche Group.

25

BIONTECH

Ongoing Randomized Phase 2 Trial Evaluating Autogene Cevumeran in ctDNA+ CRC Patients

BNT122-01: Phase 2 multi-site, open-label, randomized, controlled trial (NCT04486378) vs. watchful waiting in adjuvant colorectal cancer

Key inclusion criteria

- Patients with surgically-resected Stage II (high-risk) or Stage III CRC
- Post surgery ctDNA+

→ Adjuvant SoC chemotherapy for 12–24 weeks

→ N=327, R 1:1

- **Autogene cevumeran**[1]: 15 doses: 6×Q1W, 2×Q2W, 7×Q6W
- **Observational**: watchful waiting

Key endpoints

DFS; Efficacy: RFS, TTR, TTF, OS; Change in ctDNA status

First data expected in late 2025 / early 2026

1. Partnered with Genentech, a member of the Roche Group.

26

BIONTECH

Multiple Clinical Trials Demonstrate Execution Across iNeST and FixVac Portfolios

Individualized immunotherapy: iNeST					FixVac		
Autogene cevumeran (BNT122/RO7198457)[1]					BNT111[2]	BNT113	BNT116
	Adjuvant		1L	R/R	R/R	1L	Multiple settings
MIUC Phase 2	CRC Phase 2	PDAC Phase 2	Melanoma Phase 2	Solid tumors Phase 1	Melanoma Phase 2	HPV16+ HNSCC Phase 2	NSCLC Phase 1 & 2
+ Nivolumab	Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	+ Atezolizumab	+ Cemiplimab	+ Pembrolizumab	Monotherapy, + Cemiplimab or CTx or aCTLA4
Recruitment ongoing	Recruitment ongoing Data presented from epi sub-study at ASCO 2024 and from biomarker sub-study at ESMO-GI 2024.	Recruitment ongoing Data presented from investigator-initiated Ph 1 trial at ASCO 2022 & AACR 2024 and published (Rojas et al., Nature 2023).	Enrollment completed Ph 1 data on prototype vaccine published (Sahin et al., Nature 2017). Analysis of Ph 2 PFS as primary endpoint will be based on events and defined when reporting results.	Enrollment completed Data presented at AACR 2020. Data published (Lopez et al., Nature Medicine 2025)	Enrollment completed Positive topline data announced July 2024 Data presented from Ph 1 at multiple conferences incl. SITC 2021 and published (Sahin et al., Nature 2020).	Recruitment ongoing Ph 2 data presented at multiple conferences incl. ESMO-IO 2022 Data from safety run-in of Ph 2 trial and Ph 1/2 IIT presented at ESMO 2024.	Recruitment ongoing in Ph 2 in 1L NSCLC[2] Ph 1 trial ongoing. Data presented at SITC 2023, AACR 2024, and SITC 2024.

Data expected in 2025 or 2026 (highlighted: CRC Adjuvant, Melanoma 1L, BNT111 Melanoma R/R, BNT116 NSCLC)

1. Partnered with Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

27

BIONTECH

Our Priorities for 2025

mRNA Cancer Immunotherapy

- Expect multiple randomized Phase 2 data readouts
- Execute 7 ongoing Phase 2 trials and first novel combination trials

COVID-19 Vaccine[1] & ID

- Maintain global COVID-19 vaccine[1] market leadership
- Advance next-gen and combination offerings
- Multiple updates expected on ID pipeline

BIONTECH 2025

BNT327[2]

- Advance 3 global registration-enabling trials in potential fast-to-market indications
- Generate first BNT327[2]+ ADC combination data sets

Commercial Readiness in Oncology

- Advance BNT323/DB-1303[3] towards BLA submission
- Build targeted AI-enabled commercialization team in key markets

1. Partnered with Pfizer; 2. BNT327/PM8002 partnered with Biotheus; 3. Partnered with DualityBio.

28 BIONTECH

Advancing Our Vision for Oncology: A Once In a Generation Opportunity to Transform Medicine for Cancer Patients Execute on late-stage trials for BNT3271 and our mRNA cancer immunotherapy portfolio Continuation of our novel combination strategy Prepare and execute launches of multiple oncology products across the world A diversified multi- product global immunotherapy powerhouse 2025 2026-2029 2030 Turning Science into Survival 29 1. BNT327/PM8002 partnered with Biotheus

Thank you

Expected Potential Value Creating Milestones and Trials

2025+

BNT327[1] 1L SCLC Phase 2 data	BNT327[1] 2L SCLC Phase 1/2 data	BNT327[1] 1L ES-SCLC and 2L SCLC Phase 2 DO data	BNT327[1] 1L and 2L TNBC Phase 2 DO data	BNT327[1] + BNT325 / DB-1305[2] Multiple solid tumors Phase 1 data
BNT323 / DB-1303[2] 2L+ HER2 EC Phase 2 data	Autogene cevumeran (BNT122 / RO7198457)[3] ctDNA+ adj. CRC Phase 2 topline data	BNT111[4] 2L+ melanoma Phase 2 data	BNT116[4] + cemiplimab PD-L1 > 1% NSCLC Phase 1 data	BNT323 / DB-1303[2] 2L+ HER2 EC Regulatory submission

Data update
Regulatory event

Catalyst-rich period for later-stage pipeline to support company goal to achieve a diversified, cashflow-generating multi-product oncology portfolio by 2030

Partnered with: 1. Biotheus; 2. DualityBio; 3. Genentech, a member of Roche Group; 4. In collaboration with Regeneron.

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Glossary

n L	nth line	HPV	Human papilloma virus	PDAC	Pancreatic ductal adenocarcinoma
AACR	American Association for Cancer Research	HR	Hazard ratio / hormone receptor	PD-(L)1	Programmed cell death protein (ligand) 1
ADC	Antibody-drug conjugate	ID	Infectious disease	PFS	Progression-free survival
AI	Artificial intelligence	IFN	Interferon	QxW	Every x week(s)
ASCO	American Society of Clinical Oncology	IIT	Investigator initiated trial	RCC	Renal cell carcinoma
BLA	Biologics License Applications	IL-x	Interleukin x	RFS	Recurrence-free survival
CAR-T	Chimeric antigen receptor T cell	iNeST	Individualized NeoAntigen-Specific Therapy	R/R	Relapsed/refractory
CD-x	Cluster of differentiation	IO	Immuno-oncology	SABCS	San Antonio Breast Cancer Symposium
CLDN6	Claudin 6	ITT	Intention to treat	(ES)SCLC	(Extensive stage) small cell lung cancer
CPS	Combined positive score	MITD	Microtubule interacting and trafficking domain	SEC	Selenocysteinyl-tRNA
CPI	Checkpoint inhibitor	MIUC	Muscle-invasive urothelial carcinoma	SITC	Society of Immunotherapy of Cancer
CRC	Colorectal cancer	m	Median	SoC	Standard of care
ctDNA	Circulating tumor DNA	mo	Months	TCR	T-cell receptor
CTx	Chemotherapy	MPM	Malignant pleural mesothelioma	TLR7/8	Toll-like receptor 7/8
DCR	Disease control rate	mRNA	Messenger ribonucleic acid	TME	Tumor microenvironment
DFS	Disease-free survival	MSI-H(L)	High(low)-frequence microsatellite instability	TNBC	Triple-negative breast cancer
DO	Dose optimization	MSS	Microsatellite stability	TROP2	Trophoblast cell-surface antigen 2
EC	Endometrial cancer	NCT	National clinical trial	TTF	Time to treatment failure
EpCAM	Epithelial cell adhesion molecule	NIH	National Institutes of Health	TTR	Time to response
ESMO	European Society for Medical Oncology	NSCLC	Non-small cell lung cancer	UC	Urothelial cancer
GI	Gastrointestinal	nsSNV	Nonsynonymous somatic variants	UTR	Untranslated region
HCC	Hepatocellular carcinoma	ORR	Objective response rate	VEGF(R)	Vascular endothelial growth factor (receptor)
HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	OS	Overall survival		
HNSCC	Head and neck squamous cell carcinoma	OX40	CD134		

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